June 8, 2011
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Laura Veator
Stephen Krikorian
Matthew Crispino

Re:	Fusion-io, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on June 7, 2011
File No. 333-172683
Ladies and Gentlemen:
     On behalf of Fusion-io, Inc. (the “Company”), pursuant to a telephone conversation on June 8, 2011 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-172683) originally filed with the Commission on March 9, 2011, as amended (the “Registration Statement”).
      As disclosed in the Registration Statement, Internet Machines LLC filed a lawsuit against the Company and 20 other companies in U.S. District Court for the Eastern District of Texas on May 17, 2011. In addition and also as disclosed in the Registration Statement, the Company has not been served with the complaint, and, therefore, has limited information about the specific allegations. To date, the Company has not received any direct communication or settlement demand from Internet Machines. As a result, we supplementally advise the Staff that the Company’s management has conducted a preliminary investigation into the matters alleged in the lawsuit, but, as a result of the limited available information, is unable to estimate a potential loss or range of loss, if any, at this time. The disclosure speaks to the preliminary nature of the lawsuit because, as is typical in litigation, more specific allegations could emerge if, and when, the case progresses. For financial reporting purposes and in accordance with FASB Accounting Standards Codification 450, Contingencies, the Company accrues an estimated loss if the loss is probable and reasonably estimable. The Company would also disclose the matter in its financial statements if it is reasonably possible that a material loss would occur. Based on the Company’s preliminary investigation, the Company believes these conditions have not been satisfied based on the information and facts available at this time and, accordingly, has not recorded a loss related to the Internet Machines LLC lawsuit or disclosed the matter in its financial statements.
     We supplementally advise the Staff that, on June 6, 2011, representatives of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, the lead underwriters for the Company’s initial public offering

Securities and Exchange Commission
June 8, 2011

advised the Company that, based on the level of interest expressed by potential investors after marketing the offering for 15 days, they recommended that the Company increase the price range to $16.00 to $18.00 per share. The Company agreed with this assessment and the increased range was set forth in an amendment to the Registration Statement dated June 7, 2011. Such increase was not based on any change in valuation metrics by the Company.
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Securities and Exchange Commission
June 8, 2011

     If you have any questions or require further information, please contact me at (650) 493-9300. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Robert G. Day
Robert G. Day

cc:	David A. Flynn
Shawn J. Lindquist, Esq.
Fusion-io, Inc.

Larry W. Sonsini, Esq.
Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP